



BROWN SHOE

Investor Presentation
BROWN SHOE COMPANY, INC.

September 2009



Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

This investor update contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) changing consumer demands, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (ii) the timing and uncertainty of activities and costs related to the Company's information technology initiatives, including software implementation and business transformation; (iii) potential disruption to the Company's business and operations as it implements its information technology initiatives; (iv) the Company's ability to utilize its new information technology system to successfully execute its business model; (v) intense competition within the footwear industry; (vi) compliance with applicable laws and standards with respect to lead content in paint and other product safety issues; (vii) rapidly changing fashion trends and purchasing patterns; (viii) customer concentration and increased consolidation in the retail industry; (ix) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (x) the Company's ability to attract and retain licensors and protect its intellectual property; (xi) the Company's ability to secure/exit leases on favorable terms; (xii) the Company's ability to maintain relationships with current suppliers; and (xiii) the Company's ability to successfully execute its international growth strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report on Form 10-K for the year ended January 31, 2009, which information is incorporated by reference herein and updated by the Company's Quarterly Reports on Form 10-Q. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.
- September 11, 2009



NOTE:
The Company did not issue formal earnings per share guidance for either full-year or quarterly 2009 in its earnings releases and conference calls. However, it did supply a perspective on a number of operating metrics and <u>this book does not represent an interim change, update, or affirmation of the metrics presented on August 26, 2009.</u>



Brown Shoe is…

- **Brands Consumers Trust**
    - Globally recognized brands
    - Famous Footwear – leading family branded footwear retailer
    - Naturalizer – one of the world's largest women's brands
    - Dr. Scholl's – iconic provider of comfort for feet
    - Diversified portfolio that spans categories and channels
    - Strong value position

- **Strong Balance Sheet & Cash Flow**
    - Inventory management
    - Solid liquidity
    - Dividend paid in 347 consecutive quarters

- **Vast Sourcing, Design, & Distribution Expertise**
    - More than 600 people across sourcing offices in China
    - Leading-edge design studios

- **Trusted Long-Term Partnerships With Suppliers, Vendors, & Retailers**

- **Synergistic Multi-Channel Platform**

Brown Shoe - $2.2 Billion in Sales

All data shown is for the trailing 12 month period as of August 1, 2009

Segment Sales



Wholesale **30%**

Retail **70%**

Brand Sales



Other Brands

Famous Footwear Category Breakdown



Men's Athletic **21%**

Women's Fashion **28%**

Men's Fashion **16%**

Women's Athletic **15%**

Kid's Athl. **9%** Fash. **6%**

Accessories **5%**

Wholesale Sales Channel Mix



Spec. Stores **21%**

Dept. Stores **20%**

Mid-Tier **31%**

Mass **28%**

Brown Shoe Platform

A global footwear company with an integrated, synergistic wholesale-retail platform


Retail
Wholesale
E-commerce
B&H Footwear
naturalizer
Famous Footwear
naturalizer
Dr. Scholl's
Vera Wang Lavender
Via Spiga
Etienne Aigner
Franco Sarto
Sam Edelman
Carlos
LifeStride
Buster Brown
naturalsoul
Fergie
Nickels
shoes.com

- More than 1,400 total retail doors
- Significant sales penetration at most leading retailers
- Integrated ecommerce platform for all BWS brands

- World class global sourcing network. Sourced 63 million pairs at wholesale and sold 40 million at retail
- Approximately 15% of Famous Footwear sales from BWS brands
- Cross-skilled talent base



Current Initiatives

- **Maximizing Profitability and Liquidity**
  - Expense and capital containment initiatives
    - Expect over $40 million in SG&A savings in 2009
    - Reduced planned capex by appx. $100 million from 2009 to 2011 time period
  - Information technology platform initiatives – additional $12 to $18 million in future annual savings beginning in 2011
  - Focus on store portfolio productivity
  - Expect to generate positive EBIT and net earnings in 2009



- **Utilize Strengths to Gain Market Share**
  - Investing in the core: Famous Footwear, Naturalizer, Dr. Scholl's
  - Further penetration of vertical brands
  - Leveraging marketing and CRM across enterprise
  - Efficient distribution network – opened new West Coast retail distribution center in May



- **Develop New Brands and Businesses**
  - International expansion
  - Sam Edelman
  - Fergie brands















Famous Footwear

MAKE TODAY FAMOUS.

Leading family branded footwear retailer with over 1,100 stores in all 50 states

- **Great Brands, Great Value**
  - More than 80 top footwear brands including Nike, Skechers, New Balance, DC, adidas, Converse, Dr. Scholl's, Steve Madden, Puma, Naturalizer, and LifeStride

- **"Make Today Famous"**
  - Largest branding effort in company history launched July '09
  - Focused on great brands and the consumer shoe shopping experience
  - National cable TV, radio, print, viral marketing, social networking
  - 100% sales coverage and 2 billion impressions, generating 137% more consumer impressions than last year

- **Vertical Synergies**
  - Approximately 15% of sales from Brown Shoe wholesale brands
  - Developing new and exciting internally-developed brand offerings for our stores

- **Real Estate**
  - Increasing return requirements on current and new stores
  - Plan 2009 net store openings of 54 with 55 to 70 closings and expect to close net 30 stores in each of 2010 and 2011
  - Market optimization









- **Global brand with distribution in 45 countries**
  - Approximately $500 million in sales at retail around the world
  - Top 5 women's fashion brand across domestic channels (according to NPD's POS Retail Tracking Service)

- **Lifestyle Brand**
  - Delivering a strong value proposition for the consumer with comfort, style, and quality
  - Work, Play, Everyday

- **Multi-Channel**
  - Approximately 250 branded specialty stores in North America
  - Unified retail / wholesale platform
  - Focused messaging across channels
  - Driving value price points through our own channels

- **Product Technology**
  - Strong response to new N5 comfort technology system
    - Flexible, Light, Balanced, Soft, Breathable
  - Global design studio opened in Spring '09
  - New comfort system for NaturalSoul

- **Expanding Naturalizer Brand Family**
  - Introducing new premium comfort, eco-friendly brand, Naya. To be distributed in select better department stores, dot-com's, and independents in Spring 2010



- **Iconic Global Comfort Brand**
  - Striving to deliver the most comfortable shoes in the world
  - Unique, patented comfort technology and design
  - Connecting to a wide range of consumer lifestyles across multiple channels and price points through brand extensions -- fashion, career, sport

   

  - Leveraging consumer and product learnings across categories to drive quality, comfort, foot health, and value

- **Partnerships**
  - Schering-Plough
  - Wal-Mart
  - Famous Footwear
  - Sears

feeling good...feet first!



Long-Term Growth and Profit Drivers

1. **Drive Operational Excellence and Maximize Synergies**
   - Expense and capital containment initiatives, real estate strategy, inventory management
   - Implementing enterprise-wide information systems to support and leverage our operations

2. **Build Powerful Consumer Brands**
   - Grow brand equity of flagship brands
   - Test, incubate and grow new brands
   - Search for strategic opportunities that fit our growth criteria



3. **Drive Brands Through Owned Retail**
   - Leverage vertical and multi-channel businesses
   - Maximize owned-distribution and owned-branded assets

4. **Expand Our Brands to Global Markets**
   - Extend existing brands to international markets
   - Build and acquire brands with international demand



5. **Invest in Growing Markets**
   - Target new and fast-growing markets and channels of distribution

Outlook for 2009

The Company has provided perspective on certain operating and balance sheet metrics to enhance transparency and provide insight into management expectations. <u>The below metrics were provided on August 26, 2009 and this should not be considered an interim change, update, or affirmation of these metrics</u>. All following metrics are for the full year unless otherwise noted.

Consolidated Net Sales:	$2.18 to $2.2 billion
Famous Footwear**:**	second half 2009 same-store sales are expected to decline in the low- to mid-single digit range with 54 store openings and 55 to 70 closings for the full year
Wholesale:	second half 2009 sales are expected to be flat to down low-single digits, composed of a mid- to high-teen decline in the third quarter with an offsetting increase in the fourth quarter, driven primarily by comparisons to the severe swings in retail sales in the second half of 2008
SG&A:	38.8% to 39.2% of net sales, includes approximately $40 million in savings from expense and capital containment initiatives; also includes $8.5 to $9 million in expense for IT initiatives
Taxes:	tax benefit expected in 2009, but at lower levels than in 2008
Depreciation & Amortization*:	$51 to $52 million
Interest Expense, Net:	$20.5 to $21.5 million
Capital Expenditures:	$53 to $55 million, primarily related to information technology initiatives, new stores and remodels, logistics network, and general infrastructure
Other:	expects to generate positive EBIT and net earnings for the full year 2009

*Excludes amortization of debt issuance costs

Capital Expenditure Schedule

(all $'s in millions)

	2009 Est.			2008	2007
New Stores	$ 7.8	to	$ 8.1	$ 18.9	$ 22.8
Remodels	6.7	to	7.2	9.9	13.8
Logistics	6.5	to	6.8	24.3	0.1
Infrastructure (Incl. IT hardware)	6.5	to	6.8	7.3	4.8
Software (incl. ERP)	25.5	to	26.1	16.3	5.7
Total	$ 53.0	to	$ 55.0	$ 76.7	$ 47.2

NOTE: Includes purchases of property and equipment and capitalized software

